

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Brent de Jong
Chief Executive Officer
Agrico Acquisition Corp.
Boundary Hall, Cricket Square
Grand Cayman, KY1-1102, Cayman Islands

> **Re: Agrico Acquisition Corp.**
> **Form 8-K**
> **Filed July 21, 2021**
> **File No. 001-40586**

Dear Mr. de Jong:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services